Election of Directors1

Nominees:         Votes For       Authority Withheld Abstentions
Dwight B. Crane      49,354,337.967      343,593.423      0
Burt N. Dorsett      49,352,741.461      345,189.929      0
Elliot S. Jaffe      49,349,647.216      348,284.174      0
Stephen E. Kaufman   49,350,653.437      347,277.953      0
Cornelius C. Rose, Jr. 49,350,809.709    347,121.681      0
R. Jay Gerken        49,326,844.665      371,086.725      0
1 Directors are elected by the shareholders of all series of the Company.
Smith Barney Core Plus Bond Fund Inc.